DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

December 29, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:          Velti plc
Amendment No. 6 to Registration Statement of Form F-1
Filed on December 13, 2010
File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 6 to Registration Statement on Form F-1 (filed December 13, 2010, Registration No. 333-166793) (the “Registration Statement”), as set forth in your letter to Ms. Sally Rau dated December 23, 2010.  We are filing via EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated December 23, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 7 that have been revised in response to the comment.

Consolidated Financial Statements of Velti plc

Consolidated Balance Sheets, page F-3

1.     We note in response to prior comment 7 your revision to the balance sheet to separately disclose current accrued liabilities. Tell us how your presentation complies with Rule 5-03.20 of Regulation S-X for the fiscal year ended December 31, 2008 and period ended September 30, 2010.  Items included in accrued liabilities should be separately stated in the balance sheet or notes thereto where they exceed 5% of total current liabilities.  Please revise as applicable.

Response:

Section 5.02-20. Other current liabilities, of Regulation S-X requires the registrant to state separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities. The Company hereby confirms that no item represents five percent of total current liabilities for any of the periods presented in the financial statements included in the Registration Statement.

Notes to Consolidated Financial Statements

Note 7, Business Combinations

Mobclix, Inc. Acquisition-Unaudited, page F-19

2.     We note your response to prior comment 9.  In your response and revised disclosure, you note that you are committed to pay up to $5 million to fund Mobclix’s operations through 2011.  Since you acquired Mobclix on September 30, 2010, both the nature of this funding commitment remains unclear and the date certain it runs to.  Please explain to whom you are committed to pay $5 million and through what date, the terms and conditions for the commitment and why the amount is capped at $5 million.

Response:

Pursuant to the Agreement and Plan of Reorganization (the “Merger Agreement”) between the Company and Mobclix, Inc. (“Mobclix”) filed as Exhibit 2.1 to the Registration Statement, the Company agreed to pay certain contingent consideration to the former Mobclix stockholders, based on the gross profit and EBITDA of Mobclix through December 31, 2011.  As a result, the Company has agreed to fund Mobclix’s operations through December 31, 2011 at a level designed to enable Mobclix’s growth in order to maximize the chances that the contingent consideration will be earned. Accordingly, the Company agreed to provide up to $5 million in working capital (the “Working Capital”) to Mobclix to ensure that its working capital requirements will be met during the period between the closing and December 31, 2011.

The Working Capital may only be used to fund operations, and is not payable to former Mobclix stockholders or employees. The Working Capital is payable in accordance with the terms of a business plan (the “Business Plan”) for Mobclix agreed by the Company and the Mobclix management team, and is payable quarterly solely to fund Mobclix’s operations.  The Company agreed to fund Working Capital at $5 million, as that is the amount that the Company and the Mobclix management team agreed would be required to fund Mobclix’s growth and operating expenses through December 31, 2011, in addition to the revenues that Mobclix is expected to generate.  The commitment is to fund such Working Capital through December 31, 2011, as that is the date through which the achievement of the contingent consideration is determined; the Company anticipates that it will integrate Mobclix’s operations with its other operations following such date.  As an wholly-owned subsidiary, the Company expects to continue to provide operational support to Mobclix following December 31, 2011 in the same manner that support may be provided to its other wholly-owned subsidiaries in accordance with the group-wide operating plan.

Section 5.11 of the Merger Agreement, sets forth the commitment to fund the Working Capital, and provides, inter alia, the following:

“5.11       Post-Closing Operations.  . . . (ii) Buyer will provide up to (but, at the request of the Management Team, no less than) $5 million for use as working capital during the period between the Closing and December 31, 2011 in accordance with the terms of a business plan for the Surviving Corporation agreed by Buyer and the Management Team promptly after the Closing (the “Business Plan”), as such Business Plan may be amended by the mutual consent of such parties from time to time. . . ”

Section 5.11 of the Merger Agreement further describes the funding commitment as follows:

“In accordance with the terms of the Business Plan, the Seller shall deliver a written notice at least sixty (60) days prior to the beginning of each financial quarter occurring after the date of this Agreement specifying the dollar amount of working capital required by the Seller to operate during such upcoming financial quarter, and Buyer shall ensure such requested dollar amount is available to the Seller, in immediately available funds, for use by Seller in operating Seller’s business on the first day of the applicable quarter; provided, that, notwithstanding the foregoing, the Buyer agrees to deliver to Seller, promptly after (but in any event no later than 10 days after) the Closing, $400,000 for use by the Seller as working capital during the fourth quarter of 2010.  Buyer and one or more representatives of the Management Team agree to meet at least monthly until December 31, 2011 to discuss the financial requirements of the Surviving Corporation and to agree on any amendment(s) to the Business Plan. . .”

The Company has included disclosure of this Working Capital commitment in connection with its discussion of Use of Proceeds on page 36 of the Registration Statement, and in its discussion of liquidity on page 73 of the Registration Statement, because the Company anticipates that funding of the Working Capital commitment will come at least in part from the use of proceeds of this offering.  However, as this commitment to Working Capital is not part of the purchase price paid for Mobclix, the Company has removed reference to it from page F-19 of the Notes to consolidated financial statements.

3.     We note your response to prior comment 10 where you indicate that you have disclosed the weighted-average amortization period by class and in total for each acquisition.  We are unable to locate weighted-average amortization periods in total. Please tell us where this disclosure is located or revise accordingly.

Response:

The Company has disclosed the weighted average amortization period by class and has included in Amendment No. 7 the weighted average amortization period in total for each acquisition on page F-20 (Mobclix), F-22 (Media Cannon), and F-23 (Ad Infuse).

Note 13 Income Taxes, page F-37

4.     We note your response to prior comment 12.  Your revised disclosure on page 75 notes unremitted earnings of foreign subsidiaries in the amount of $38.3 million, yet your consolidated accumulated deficit is ($21.3) million.  Revise your disclosure on page 75 to indicate what you mean by “gross retained earnings” and further explain and revise your disclosure to clarify the reasons for the material difference between the unremitted earnings and accumulated deficit.

Response:

Retained earnings reflect the portion of unremitted earnings (i.e., cumulative net income) which is retained by a corporation rather than being distributed to its owners. The $21.3 million accumulated deficit is the consolidated retained earnings number which includes both positive and negative balances of unremitted earnings and losses of all of our subsidiaries, as well as balances held at the Velti plc level.  The Company’s disclosed unremitted earnings number of approximately $38.3 million includes only the positive retained earnings balances in each of the subsidiaries held by Velti Limited (tax resident in Ireland) and Velti plc (UK). This is because a remittance from a jurisdiction with positive retained earnings is in theory possible, even though there are jurisdictions in the same group with negative retained earnings. Therefore, the Company refers to a “gross retained earnings” number in an effort to note that the $38.3 million is not reflective of the Company’s overall position, which is an accumulated deficit of $21.3 million.

The Company has revised the disclosure on page 75 of the Registration Statement to clarify what it means by “gross retained earnings” and to further explain and clarify the reasons for the material difference between the unremitted earnings and accumulated deficit.

5.     Pursuant to ASC 740-40-50-2, Note 13 should be revised to disclose the $38.3 million of unremitted foreign earnings as the cumulative amount of temporary differences.  You also disclose that the amount of unrecognized deferred U.K. income tax liability on unremitted earnings of $38.3 million is not material. In view of the 28% U.K. Federal statutory tax rate, please explain the basis for that assertion and revise your disclosure accordingly.

Response:

The Company has revised its disclosure in Note 13, beginning on page F-39 of the Registration Statement, to disclose the $38.3 million of unremitted foreign earnings as the cumulative amount of temporary differences.

The Company submits that the amount of unrecognized deferred U.K. income tax liability on any unremitted earnings would not be material to it because of the following:

•      The Company would receive a participation exemption in the U.K. in the amount of the remitted earnings, causing the remitted earnings to not be taxable,

•      To the extent the Company was not able to benefit fully from the participation exemption, the Company has available approximately $26.3 million of net operating loss carry forward to offset any taxable remitted earnings generated in the U.K., and

•      Foreign tax credits available from any tax paid by the local foreign geographies subject to tax treaties with the U.K. related to the remitted earnings would be applied to reduce the U.K. tax.

The Company has revised its disclosure on page F-42 of the Registration Statement to further explain why the Company believes that the amount of unrecognized deferred U.K. income tax liability on unremitted earnings of $38.3 million is not material.

6.     We note your response to prior comment 13 and revised disclosure including the components of foreign tax differential. As previously requested, please also disclose the nature of the major components of foreign tax differential.

Response:

The Company has included in Note 13 beginning on page F-39 of the Registration Statement, a description of the foreign differential presented in the tax rate reconciliation, and included tabular disclosure of the key components of its foreign differential, being the taxable earnings and losses derived from its operations multiplied by the difference between the U.K. and local foreign tax rates.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 7.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:           Sally J. Rau ( Velti plc)

Wilson W. Cheung (Velti plc)